Exhibit 99.1

GoldMining Updates Mineral Resource Estimate with Inclusion of

Antimony at its Crucero Gold Project, Peru

Vancouver, British Columbia – February 17, 2026 – GoldMining Inc. (TSX: GOLD; NYSE American: GLDG) (“GoldMining” or the "Company") is pleased to report an updated Mineral Resource Estimate (the "MRE") on its 100% owned Crucero Project ("Crucero" or the "Project") in Carabaya Province, Peru. The updated MRE has been prepared under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Highlights:

●	Indicated Mineral Resource: 42.7 million tonnes ("Mt") at 1.26 grams per tonne ("g/t") gold equivalent ("AuEq") for 1.74 million ounces ("Moz") AuEq.

●	Inferred Mineral Resource: 34.9 Mt at 0.93 g/t AuEq for 1.04 Moz AuEq.

●	For the first time, antimony ("Sb") is modeled in the MRE and contributes approximately 25% of the Indicated AuEq oz and 29% of the Inferred AuEq oz.

●	Estimated gold equivalent ounces in the Indicated category have increased by approximately 75% compared to the prior MRE from 2017*.

●	The MRE is reported within a conceptual pit shell for the Project using long-term average prices of US$3,110/oz for Au and US$28,700/t for Sb.

Alastair Still, Chief Executive Officer of GoldMining, commented: "We are excited to update the Mineral Resource Estimate at Crucero, which has for the first time incorporated antimony, a critical metal globally recognized for its strategic importance. On a gold equivalent basis we have expanded Indicated resources by approximately 75% using a long-term average gold price of US$3,110 per ounce, well below current spot prices which are currently trading near US$5,000 per ounce. While we have always been encouraged by the exploration potential at Crucero, we have now demonstrated the emerging opportunity to unlock further value at the Project through the identification and quantification of antimony mineralization that is co-occurring with gold.”

*For comparison, the previous MRE (Effective Date December 20, 2017) comprised 30.6 Mt at 1.0 g/t Au for 0.99 Moz Au Indicated resources, and 35.8 Mt at 1.0 g/t Au for 1.1 Moz Au Inferred resources, at a gold price of $1,500 per ounce and a 0.40 g/t Au cut-off grade.

Updated Crucero Project Mineral Resource Estimate

Global Mineral Resource Services (“GMRS”) was retained by the Company to prepare an updated MRE and an independent technical report on the Crucero Project (see Figure 1) based on information current as of February 4, 2026 (the “Effective Date”). The purpose of the report is to support the disclosure of the updated MRE for the Project. The Company plans to file the NI 43-101 technical report, which will include further detail on the estimation methods and procedures, within 45 days of the date hereof.

The Crucero Project is located in Carabaya Province, in southeastern Peru at approximately 14° 11’ south latitude and 69° 50’ west longitude. The Project contains orogenic gold-antimony mineralization contained within metasedimentary rocks belonging to the Ambo and Ananea Groups of Lower Paleozoic age.

Exploration programs from 1996 to 2012 conducted by previous operators included geological mapping, soil and rock geochemistry, trenching, surface geophysical surveys, diamond drilling (79 holes over 24,773 m) and metallurgical testwork. Drilling was concentrated on one of the geophysical anomalies referred to as the A1 Zone where a total of 72 core holes for 22,712 m was completed. The Project is comprised of eight mining concessions with an aggregate area of 4,600 ha and is held in the name of Blue Rock Mining S.A.C. ("Blue Rock"), a wholly-owned subsidiary of GoldMining. The Company owns a 100% interest in the Property through their ownership of Blue Rock.

To date, exploration of the Project has concentrated on the A1 Zone. The A1 Zone as currently defined by trenching and drilling dips vertically to steeply to the east, is approximately 750 m along strike by 100 m in width in the central portion of the deposit, and has been traced to a vertical depth of approximately 400.

The A1 Zone is primarily hosted within meta-sediments (mudstones and siltstones) of the Ambo Group. Gold is the primary mineral of economic interest and occurs together with pyrite, pyrrhotite, arsenopyrite and stibnite which is the principal Sb-bearing mineral present. Pyrite is the most abundant sulphide and typically occurs as blebs, the distribution of which commonly appears to be along foliation or bedding. Quartz veins are uncommon and are not necessarily gold-bearing, although the highest gold grades found to date are associated with quartz veins.

The following table is a summary of the Crucero 2026 MRE update:

Table 1: Mineral Resource Estimate for the Crucero Project at 0.3g/t AuEq cut-off (Effective Date: February 4, 2026)

	Tonnage (t)	Gold Equivalent Grade (g/t AuEq)	Gold Grade (g/t Au)	Antimony Grade (% Sb)	Contained AuEq (oz)	Contained Gold (oz)	Contained Antimony (t)
Indicated	42,707,000	1.26	0.95	0.12	1,736,000	1,308,000	51,000
Inferred	34,882,000	0.93	0.65	0.11	1,038,000	732,000	37,000

Notes:

1.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves.

2.	Open pit resources stated as contained within a conceptual open pit above a 0.30 g/t AuEq cut-off.
3.

Pit constraints are based on an assumed gold price of US$3,110/oz, an antimony price of US$28,700/tonne, metallurgical recoveries of 90% for gold and antimony, mining cost of US$2.50/t and processing cost of US$20.00/t.

4.	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.
5.	Mineral resource tonnages and grades are reported as undiluted.
6.	Contained metal grades are in-situ and do not include process recovery losses.
7.	CIM (2014) definitions were followed for classification of Mineral Resources.
8.	AuEq (g/t) = Au grade (g/t) + (2.87 * Sb grade (%) x 90% recovery)

Qualified Persons

Gregory Z. Mosher, P.Geo, Principal Geologist of GMRS, who is a qualified person ("QP") under NI 43-101 and independent of the Company has reviewed, verified and approved the technical information related to the MRE in this news release, including sampling, analytical and test data underlying the MRE disclosed herein.

Tim Smith, Vice President Exploration of GoldMining, has supervised the preparation of, and verified and approved, all other scientific and technical information herein this news release. Mr. Smith is also a QP as defined under NI 43-101.

Table 2: Crucero Project Mineral Resource Estimate sensitivity to cutoff values

Cut-off Grade (g/t AuEq)	Category	Tonnage (‘000 t)	Gold Equivalent Grade (g/t AuEq)	Gold Grade (g/t Au)	Antimony Grade (% Sb)	Gold Equivalent Ounces (‘000 oz)	Contained Gold (‘000 oz)	Contained Antimony (‘000 t)
0.20	Indicated Inferred	46,054 40,594	1.19 0.83	0.90 0.59	0.11 0.09	1,763 1,083	1,333 773	52 37
0.30	Indicated Inferred	42,707 34,882	1.26 0.93	0.95 0.65	0.12 0.11	1,736 1,038	1,308 732	51 37
0.40	Indicated Inferred	39,065 28,842	1.35 1.05	1.01 0.72	0.13 0.13	1,695 970	1,271 670	51 36
0.60	Indicated Inferred	32,238 20,519	1.53 1.27	1.13 0.84	0.15 0.17	1,585 839	1,176 555	49 34
0.80	Indicated Inferred	26,500 14,038	1.71 1.54	1.25 0.96	0.18 0.22	1,457 694	1,067 434	47 31
1.00	Indicated Inferred	21,519 9,001	1.90 1.90	1.37 1.08	0.20 0.32	1,313 550	948 313	44 29

*Refer to Notes accompanying Table 1. Crucero updated MRE in bold.

Figure 1 – Location of the Crucero Property, Peru.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

Martin Dumont, VP, Corporate Development & Investor Relations
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding Crucero has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company's expectations regarding the Project and future work at the Project and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to the Project may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.